Exhibit 3.7

AGREEMENT AND PLAN OF MERGER

This agreement and plan of merger (the "Merger Agreement") is dated as of the 14th day of August, 2009.

BETWEEN:

Lone Mountain Mines, Inc. ("Lone Mountain"), a company incorporated under the laws of the State of Nevada, having an executive office at 1174 Manitou Drive, Fox Island, Washington 98333

AND:

Convenientcast Inc. ("Convenientcast"), a company incorporated under the laws of the State of Nevada, having an executive office at 1174 Manitou Drive, Fox Island, Washington 98333

(Lone Mountain and Convenientcast are hereinafter collectively referred to as the "Constituent Corporations")

WHEREAS:

A.
Lone Mountain was incorporated on August 15, 2003 under the name "Wannigan Ventures, Inc.", and its current authorized capital stock consists of 75,000,000 shares of common stock with a par value of $0.001 ("Lone Mountain Common Stock"), of which 16,735,000 are issued and outstanding;

B.
Convenientcast was incorporated on August 7, 2009, and its current authorized capital stock consists of 1,000 shares of common stock with a par value of $0.001("Convenientcast Common Stock"), 100 of which are issued and outstanding;

C.	Convenientcast is the wholly owned subsidiary of Lone Mountain;

D.
The Boards of Directors of the Constituent Corporations deem it advisable and in the best interests of each of the Constituent Corporations that Convenientcast merge with and into Lone Mountain upon the terms and subject to the conditions set forth in this Merger Agreement; and

E.	The Boards of Directors of the Constituent Corporations have each approved this Merger Agreement.

NOW THEREFORE the parties do hereby adopt the plan of reorganization set forth in this Merger Agreement and do hereby agree that Convenientcast shall merge with and into Lone Mountain on the following terms, conditions and other provisions:

1.
Merger and Effective Time. At the Effective Time (as defined below), Convenientcast shall be merged with and into Lone Mountain in accordance with the applicable laws of the State of Nevada (the “Merger”), and Lone Mountain shall be the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall become effective upon the close of business on the date when Articles of Merger, in substantially the form attached to this Merger Agreement as Appendix A, are filed and declared effective by the Nevada Secretary of State (the “Effective Time”).

2.
Effect of Merger. At the Effective Time, the separate corporate existence of Convenientcast shall cease; the corporate identity, existence, powers, rights and immunities of Lone Mountain as the Surviving Corporation shall continue unimpaired by the Merger; and Lone Mountain shall succeed to and shall possess all the assets, properties, rights, privileges, powers, franchises, immunities and purposes, and be subject to all the debts, liabilities, obligations, restrictions and duties of Convenientcast, all without further act or deed.

3.
Governing Documents. At the Effective Time, the Articles of Incorporation of Lone Mountain in effect immediately prior to the Effective Time and the Bylaws of Lone Mountain in effect immediately prior to the Effective Time shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation, except that Article 1 of the Articles of Incorporation of the Surviving Corporation shall be amended to state that the name of the Surviving Corporation shall be “Convenientcast Inc.”.

4.
Directors and Officers. At the Effective Time, the directors of Lone Mountain shall be the directors of the Surviving Corporation, and the officers of Lone Mountain shall be the officers (holding the same offices) of the Surviving Corporation, and after the Effective Time shall serve in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

5.
Cancellation of Convenientcast Common Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of the Constituent Corporations or their shareholders, each share of Convenientcast Common Stock shall be cancelled.

6.
Further Assurances. From time to time, as and when required by the Surviving Corporation or by its successors or assigns, there shall be executed and delivered on behalf of Convenientcast such deeds and other instruments, and there shall be taken or caused to be taken by it all such further action, as shall be appropriate, advisable or necessary in order to vest, perfect or confirm, on record or otherwise, in the Surviving Corporation the title to and possession of all property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Convenientcast, and otherwise to carry out the purposes of this Merger Agreement. The officers and directors of the Surviving Corporation are fully authorized in the name of and on behalf of Convenientcast, or otherwise, to take any and all such actions and to execute and deliver any and all such deeds and other instruments as may be necessary or appropriate to accomplish the foregoing.

7.	Abandonment. At any time before the Effective Time, this Merger Agreement may be terminated and the Merger abandoned by the Board of Directors of Lone Mountain or Convenientcast.

8.	Amendment. At any time before the Effective Time, this Merger Agreement may be amended, modified or supplemented by the Boards of Directors of the Constituent Corporations.

9.	Tax-Free Reorganization. The Merger is intended to be a tax-free plan of reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

10.	Governing Law. This Merger Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without reference to its principles of conflicts of law or choice of laws.

11.
Counterparts. In order to facilitate the filing and recording of this Merger Agreement, It may be executed by facsimile or email and in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Merger Agreement to be duly executed on the date set forth above.

LONE MOUNTAIN MINES, INC.	CONVENIENTCAST INC.

/s/ Howard Bouch	/s/ Kevin M. Murphy
Howard Bouch	Kevin M. Murphy
Chief Financial Officer	President & Chief Executive Officer